UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Acquires U.S. Printing Plate Manufacturing Facility

Vancouver, BC, CANADA (February 17, 2004) - Creo Inc. (NASDAQ: CREO; TSX: CRE), today announced the acquisition of a printing plate manufacturing facility in Middleway, West Virginia from Spectratech International, Inc. Under the terms of the transaction, Creo acquires the assets of Spectratech for approximately US$13.3 million and working capital for approximately US$6.0 million. The assets include Spectratech's current plate business, land, manufacturing equipment, factory and storage facilities while working capital consists of inventory and accounts receivable. Creo expects that the acquisition will be accretive to earnings by the end of this calendar year.

"We have achieved a major milestone with today's acquisition," stated Amos Michelson, Creo chief executive officer. "Creo now has long-run negative plate technology with superior on-press performance that complements the strengths of the Creo Positive Thermal Plate (PTP). We also gain many new thermal plate customers most of whom already own Creo equipment."

Creo will introduce two Creo negative thermal plates based on the acquired plate technology - Fortis™ PN for the newspaper market and Mirus™ PN for the commercial and packaging market. Creo will launch both the Fortis and Mirus plates in North America, Europe, the Middle East and Africa immediately and in other regions later this year. The plates will be sold through the Creo global direct sales force as well as existing dealers and distributors.

Mr. Michelson continued, "The Fortis thermal plate targets the specific needs of newspaper printers requiring a robust plate with quick roll-up and low water consumption. The Mirus thermal plate for commercial and packaging printers is a high resolution, very long-run thermal plate that is suitable for use with UV inks. Combined with the Creo PTP, which is optimized for medium to long run length commercial printing, we have a complete solution for printers in all markets."

"With the acquisition of this U.S.-based manufacturing facility, Creo more than doubles our wholly-owned manufacturing capacity and secures an ideal location for the distribution, logistics and support of our customers in the United States and around the world," said Eyal Shpilberg, corporate vice president, thermal consumables. "An important part of this transaction is the addition of people with years of experience in producing, selling and supporting high-quality plates."

Technical Specifications: Creo Fortis PN (newspaper market)

  High-resolution, negative working
  UV- and IR- sensitive
  Long run: 250,000 impressions unbaked
  High contrast
  Qualified for Staccato® 36 screening (1200dpi)
  Scratch resistant
  Stable shelf life

Technical Specifications: Creo Mirus PN (commercial and packaging market)

  High-resolution, negative working
  UV- and IR- sensitive
  Long run: 250,000 impressions unbaked and up to one million impressions post-baked
  High contrast
  Qualified for Staccato® 10 screening
  Scratch resistant
  Stable shelf life
  Sizes up to 59" X 82" (1498 X 2082 mm)

More information about the Fortis and Mirus thermal plates can be found at www.creo.com/plates.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,000 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

About Spectratech

Spectratech International is a wholly owned subsidiary of Southern Lithoplate, Inc., a North Carolina corporation. Southern Lithoplate specializes in the manufacture, distribution, and service of analog and digital lithoplates and associated products for targeted print markets. Southern Lithoplate is based in Wake Forest, North Carolina. www.slp.com.

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Certain Factors That May Affect Future Results" and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.
Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.419.4794	T. +1.604.676.4526
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 17, 2004